June 3, 2008
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins

Re:	Greenfield Online, Inc. Form 10-K for the Fiscal year Ended December 31, 2007 Filed on March 17, 2008 File No. 000-50698
Ladies and Gentlemen:
          On behalf of Greenfield Online, Inc. (the “Company”), I am writing in response to the letter from Kathleen Collins dated April 30, 2008, setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
          Consolidated Financial Statements
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 49
1. We note within your discussion of revenue and gross margin fluctuations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change were not quantified (e.g. investment in sales and marketing efforts, increase in traffic, improved site content, increases in conversion rates of visitors to click-throughs, expanded product catalogues, increased merchant relationships, higher Real-Time sampling costs, increased incentives, etc.). Please tell us how you have considered quantifying each source that contributed to a material change, where possible, in your MD&A discussion pursuant to Section III.D of SEC Release 33-6835 and how you intend to comply with such guidance. Additionally, we note your disclosure on page 50 where you state that “lower revenue share costs” resulted in an increase to your gross margin. Please tell us the nature of these revenue share programs and how they impact your revenues and cost of revenues.
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

Our consolidated net revenues increased 28.6% for the year ended December 31, 2007 compared to the year ended December 31, 2006. Our comparison shopping segment contributed to this company-wide revenue growth by achieving net revenue growth of 72.2% year over year. The revenues of our comparison shopping segment are directly driven by the following factors: (i) the number of visitors to our websites (“traffic”), (ii) the rates at which these visitors are converted by click-throughs to a merchant’s webpage, and (iii) the cost-per-click (“CPC”). Revenues are indirectly driven by: (a) the number of merchant relationships we have and the number of merchant offers displayed on our websites, (b) the number of product categories (i.e. electronics, fashion, etc.), we present and the number and quality of individual product offerings we display in each category, and (c) the content of our web-sites.
Quantifying the exact correlation of these factors and their relative contribution to our revenue increase is not practicable as our systems do not track or provide exact revenue data by these types. We do know however, that our merchant relationships increased 83.1% from 970 to 1,776 for the year ending December 31, 2007. Our monthly unique visitors increased 38.4% from 15.0 million to 20.8 million from December 2006 to December 2007. During this time period, our pricing or CPC model did not change significantly. Therefore in our MD&A we provided a description of the changes, which we believe provides readers with an understanding of our business as a whole. Quantifying the amount that revenue increased as a result of the improvement in the factors described above is not practicable. In the future, in order to aid in this understanding, we will provide an indication of the primary contributors among these statistics that materially contribute to the fluctuation in revenues.
We also stated that our gross profit as a percentage of revenues decreased due primarily to increased supply chain costs associated with higher Real-Time Sampling costs (2.16%), outside sample (1.27%), incentives (0.83%), direct project labor (0.54%) and amortization costs (0.39%), partially offset by lower revenue share costs (-0.32%). In the future, we will provide a quantification of the increases (or decreases) in these statistics that materially contribute to a fluctuation in our gross margin. We have had revenue share arrangements with certain vendors such as Microsoft Corporation (“Microsoft”) and WebMD, Inc. (“WebMD”). Our arrangement with Microsoft, which was terminated during the first quarter of 2006, provided for payments to Microsoft for surveys completed and sold using data from panelists we obtained through the Microsoft Network. Our relationship with WebMD provided for payments to WebMD for surveys completed and sold using data from panelists recruited via the WebMD website. The agreement with WebMD was converted from a revenue share arrangement to a fixed fee arrangement for fiscal year 2007. When effective, the amounts payable under these agreements were dependent upon the amount of revenues that we recognized from selling data gathered from panelists acquired through these arrangements. These types of arrangements impact cost of revenues only and have no impact on revenues.
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 74
2. We note that you recognize revenue for your Internet survey solutions business when “survey data delivery has occurred in accordance with the terms of the arrangement.” Please confirm the following with regards to your arrangements:
• Tell us whether you record revenue upon completion of the survey or based upon the proportional performance method over the duration;
• Tell us the nature of any provisions for refund or customer acceptance in your arrangements, and;
• Tell us whether you separately charge for hosting services for your surveys and how you account for such services.
          In your response, please tell us how you considered relevant accounting literature (e.g. SAB 104, EITF 00-21, EITF 00-3, etc.) in establishing your revenue recognition policy with respect to the items noted above and, if applicable, how you considered disclosing your consideration in your revenue recognition policy footnote.
Many of our projects are delivered in a short period of time generally ranging from a few days to two weeks. The average project time is approximately 12 days and the average project size is also small, approximately $8,000.
We recognize revenue in accordance with the criteria established in SAB 104. We do have certain contract arrangements that require multiple deliverables and may include such items as programming, hosting and data collection from survey respondents in multiple countries, or from discrete quotas, demographic groups or professional groups. For these arrangements, we recognize revenue for each deliverable, utilizing available verifiable objective evidence of fair value, based on prices established on the products that we sell separately on a regular basis in accordance with EITF 00-21.
We record revenue upon completion of the survey project, or phases of the project, based on the delivery requirements defined by the customer. Each phase includes a separate deliverable and is considered a separate revenue recognition phase and therefore revenue is recognized only when each phase is completed in full.
We record provisions for customer credits such as volume and partner rebates and trade discounts for each period. These credits are primarily customer specific. We also maintain a reserve to account for credits related to customer acceptance. We do not experience significant customer returns that require us to issue credits in subsequent periods due to (i) the short duration of our projects; (ii) a low error rate in our delivery; and (iii) the prompt review and integration of our data by our clients into their research projects. Therefore, customer acceptance is reasonably assured.
We charge separately for a hosting fee on our program and host product. This is normally a minor charge of approximately $500 and is typically recognized at the end of the project due to the short duration of survey projects and the low average hosting revenue
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

per project. A hosting fee is charged for hosting a survey, where we have programmed the survey and the client is providing the sample to the survey. It does not occur as a result of an arrangement that includes the right to use software stored on another entity’s hardware such as required under EITF 00-3.
Panelist Incentives, page 78
3. We note that your North American segment accrues for panelist incentives as incurred and reverses expirations through earnings as they occur. We further note that your European segment accrues incentives as occurred, net of estimated expirations. With regards to such cost, please explain the following:
• Please explain further why your accounting for panelist incentives differs between your North America and European operations and provide the specific accounting guidance you are relying upon for each;
• Tell us the amount of total incentives and unclaimed incentives for each of the periods presented for both your North American and European operations separately;
• With regards to the North American incentives, provide a quarterly breakdown of the incentives that were reversed upon expiration in subsequent reporting periods and the impact of such reversal on your gross profit margins, and;
• With regards to the European incentives, provide us with a schedule, by quarter, of any adjustments recorded as a result of difference between estimated and actual expirations during the periods presented.
Incentives offered for each survey response range from less than $1 (for general population surveys) to a few hundred dollars (for physician and certain business surveys). The vast majority of incentives are offered at the very low end of this range. Therefore, this is a low dollar, high volume process.
As stated in our MD&A discussion, in our North American operating segment, we account for incentive forfeitures as they occur, and in our European operating segment we record incentives net of estimated forfeitures. We applied differing treatments in relation to panelist incentives in North America and Europe given the fact that we were able to estimate forfeitures in Europe but were not able to do so for our North American segment. Our inability to estimate forfeitures in our North American segment was primarily attributable to the fact that in North America, we made three acquisitions in late 2004 and early 2005. Each of the acquired companies, including Greenfield, had different technical systems, panelist databases and incentive practices, and as a result we did not have the ability to collect sufficient, reliable, historical data regarding incentive forfeitures to allow us to reliably estimate future forfeitures in the combined North American business.
As a result of our integration of these four North American companies and the unification and alignment of incentive practices, as of January 1, 2007 we were able to start collecting sufficient, reliable data regarding incentive forfeitures to serve as a basis for estimating future forfeitures. As of January 1, 2008, we converted our North American business to a net incentive accrual system, using the incentive forfeiture data collected in 2007 as the basis for our Q-1 2008 incentive accrual.
In Ciao (our European business) we have been able to collect sufficient, reliable historical data regarding incentives due to the fact that Ciao has operated throughout the period in question on one panel and incentive database with generally consistent incentive practices and systems, and has not been required to integrate disparate systems as a result of acquisitions.
Additionally, we had different notification requirements in North America and in Europe. We do not establish date specific expirations for individual incentive awards in either our North American or European business. Rather incentives are forfeited when a panel member ceases to be “active” (i.e. when a panelist fails to start a survey within a six month period) as defined in our rules. In our North American operations, we notify a respondent that they are no longer “active” and provide them with a specified
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

period of time, typically 30 days, to return to “active” status or request to be paid their incentives. In Europe, once a respondent becomes “inactive” (as defined in terms of service), we are not required by these terms to notify such panelist prior to their incentives being forfeited.
We believe that accounting for our panelist incentives based on estimates of what we ultimately expect to pay when such estimates can reliably be determined best reflects the economics of these programs. We have looked at other generally accepted accounting models that allow for the use of estimates of forfeiture or “breakage” in developing accruals or deferrals. For example, the SEC speech during the 2005 AICPA Conference on Current SEC and PCAOB Developments with respect to gift cards and breakage, states that one of the three acceptable methods for recognizing gift card breakage is to recognize breakage for unused gift card amounts in proportion to actual gift card redemptions. To utilize this approach a company would be required to reasonably and objectively determine the amount of gift card breakage and the estimated time period of actual gift card redemption. In addition, EITF 00-22 paragraph 10 as clarified by EITF 01-09, Issue 6 states: “Measurement of the total rebate or refund obligation should be based on the estimated number of customers that will ultimately earn and claim rebates or refunds under the offer (that is, breakage should be considered if it can be reasonably estimated).” For our European segment, we have the ability to reasonably estimate the amount of future incentives to be paid as a result of (i) consistent historical experience with our incentive program and the ability to apply such experience, (ii) a large volume of relatively homogenous transactions surrounding incentives, (iii) the relatively short periods in which particular incentives are claimed, and (iv) the relative dollar amount of incentives offered does not change based on the volume of surveys taken. While the guidance cited above applies to revenues including deferred revenues and warranties, we believe such principles are applicable to other costs and related liabilities if facts and circumstances allow us to reliably estimate such amounts. In the case of our panelist incentives because we have the ability to estimate forfeitures, the utilization of an estimated forfeiture rate more closely matches incentive expense with survey revenues recognized in the period and the liability recorded is more reflective of what we expect to pay.
In Europe, we analyzed our historical incentive data and developed an estimated forfeiture rate based on our historical experience utilizing panelist behavior relating to payment requests and forfeitures and apply this rate prospectively to the incentives incurred.
We adjust our forfeiture rate on a quarterly basis to allow us to accurately reflect the actual forfeiture rate that we experience over time. In addition, the population of transactions surrounding incentives, and the forfeitures thereof, consists of a large homogeneous population and therefore we believe that this allows us to make a reasonable and reliable estimate of our incentive forfeitures.
The table below represents the amount of incentive expense and the unclaimed incentives for each of the periods presented ($ in thousands):

	North American segment			European segment			Consolidated
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Incentive expense, gross	$4,290	$4,067	$6,483	$6,190	$5,048	$3,176	$10,480	$9,115	$9,659
Unclaimed incentives	($317)	($507)	($631)	($1,561)	($2,405)	($967)	($1,878)	($2,912)	($1,598)

Incentive expense, net	$3,972	$3,559	$5,851	$4,629	$2,643	$2,209	$8,601	$6,202	$8,060

Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

We recorded the incentive forfeitures in our financial statements for our North American segment amounting to $317,000, $507,000 and $631,000 for the years ended December 31, 2007, 2006 and 2005, respectively. These forfeiture amounts are recorded when the forfeiture occurs and are not estimated for the reasons described above. The table below represents the quarterly breakdown for each of the years ended December 31, 2007 and 2006 for our North American segment and the impact on gross margin percentages, which is considered immaterial for all periods ($ in thousands).

	2007	2007	2007	2007	2007
North American segment	Q1	Q2	Q3	Q4	Total
Segment net revenues	$15,587	$17,328	$18,473	$20,128	$71,516

Incentive expense-gross	$937	$1,123	$1,132	$1,097	$4,290
Incentive breakage	(92)	(84)	(70)	(71)	(317)

Incentive expense, net	$845	$1,039	$1,062	$1,026	$3,972

Gross Profit	$8,997	$9,805	$10,389	$10,836	$40,027

Gross Profit %	57.72%	56.59%	56.24%	53.83%	55.97%

Impact of breakage:

Gross Profit	$9,089	$9,889	$10,459	$10,907	$40,344

Gross Profit %	58.31%	57.07%	56.62%	54.19%	56.41%
Differential	0.59%	0.48%	0.38%	0.36%	0.44%

	2006	2006	2006	2006	2006
North American segment	Q1	Q2	Q3	Q4	Total
Segment net revenues	$13,815	$15,110	$15,525	$16,898	$61,348

Incentive expense-gross	$1,128	$959	$762	$1,218	$4,067
Incentive breakage	(182)	(118)	(99)	(109)	(507)

Incentive expense, net	$946	$841	$663	$1,109	$3,559

Gross Profit	$8,505	$8,916	$9,041	$10,266	$36,727

Gross Profit %	61.56%	59.01%	58.23%	60.75%	59.87%

Impact of breakage:

Gross Profit	$8,687	$9,034	$9,139	$10,375	$37,235

Gross Profit %	62.88%	59.79%	58.87%	61.40%	60.69%
Differential	1.32%	0.78%	0.64%	0.64%	0.83%
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

For our European business, on a rolling basis, we use historical actual average breakage rates, utilizing a six month lag as no panelist incentive can expire unless they have been inactive for six months, and apply this rate to the incentives we incur prospectively to establish our net incentive accrual. The historical actual average forfeiture rate is derived by dividing the amount of expired incentives by the amount of gross incentives incurred over a specified period of time.
Note 13. Taxes on Income, page 100
4. We note on page 101 that the Indian tax authority granted the Company a tax holiday for a six-year period ending in March 2009. Please confirm whether or not you recorded any deferred tax assets for this tax holiday and, if so, how you determined that was appropriate based upon the guidance of paragraphs 183 and 184 of SFAS 109. Additionally, tell us the aggregate dollar per share affect on earnings per share for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.
The Company did not record a deferred tax asset for the future tax savings related to the tax holiday granted in India in accordance with the guidance set forth in paragraphs 183 and 184 of SFAS 109. The aggregate dollar impact on earnings resulting from this tax holiday would have been less than $200,000 for each of the years in the three year period ended December 31, 2007. The impact of this tax holiday on earnings per share would have been less than $.01 per share for each of the years in the three year period ended December 31, 2007. We considered disclosure of the impacts of the tax holiday in accordance with SAB Topic 11C and determined that these amounts were immaterial for disclosure purposes. We do however, disclose the date on which the tax holiday will terminate. We will continue to provide this disclosure in our future filings.
5. We note that at December 31, 2007 and 2006, domestic net operating loss carry forwards of $39 million and $30.1, respectively, were available to reduce future income taxes. Please explain further your basis for concluding that it is more likely than not that these deferred tax assets are realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. In this regard, we note from your disclosures on page 100 that the Company had pre-tax domestic income of $815,000, ($87,000) and $1,030,000 in fiscal 2007, 2006, and 2005, respectively. Considering the minimal domestic pre-tax income in the past several years, tell us how you considered the guidance in paragraphs 20 — 25 of
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

SFAS 109 in your accounting for the deferred tax valuation allowance for your domestic loss carry forwards.
The Company considered both positive and negative evidence in its determination of whether a valuation allowance should be recorded against its domestic deferred tax asset relating to net operating loss carryforwards as of December 31, 2007 and December 31, 2006. Both historical financial information as well as management’s projections of future domestic earnings were considered in the Company’s evaluation of evidence to support the recording of these deferred tax assets.
Initially, the Company considered its three year cumulative domestic pre-tax profit for both the December 31, 2007 and December 31, 2006 analysis. For the three year period ended January 1, 2005 through December 31, 2007, the Company recorded approximately $1.8 million in domestic pre-tax profit. However, this cumulative pre-tax profit included non-recurring charges of approximately $1.8 million related to severance and other restructuring charges. Excluding these non-recurring charges, the Company’s cumulative domestic pre-tax profit for the years ended December 31, 2005 through December 31, 2007 was $3.6 million. For the years ended January 1, 2004 through December 31, 2006, the Company recorded approximately $6.8 million in domestic pre-tax income. However, this cumulative pre-tax income included non-recurring charges of approximately $1.7 million related to severance and other restructuring charges. Excluding these non-recurring charges, the Company’s cumulative domestic pre-tax profit was $8.5 million for the years ended January 1, 2004 through December 31, 2006.
Secondly, the Company considered the future reversal of existing taxable temporary differences. As of December 31, 2006 and 2007, the Company had deferred tax liabilities of approximately 1.5 million and 2.1 million, respectively.
Next, the Company considered the existence of future taxable income exclusive of reversing temporary differences and carryforwards. Management’s forecast of future domestic earnings for the subsequent five years was more than sufficient to support the utilization of the Company’s domestic net operating loss carryforward as of December 31, 2007 and December 31, 2006. Management concluded that its historical core earnings trend would improve given the restructuring plan that was initiated in 2005. The Company concluded that this evidence should be viewed as positive. In addition, the Company’s domestic net operating loss carryforward does not begin to expire until the year 2019. The Company also does not have a history of incurring net operating loss carryforwards that expire unused.
Lastly, the Company considered potential tax-planning strategies that might be available to prevent the Company’s domestic net operating loss carryforward from expiring unutilized. One such strategy was the repatriation of excess cash from the Company’s foreign subsidiaries to the US parent. The repatriation of cash would ensure the realization of the Company’s domestic deferred tax asset relating to net operating loss carryforwards. The Company concluded that this evidence should also be viewed as positive evidence.
Based on the above analysis, the Company concluded that the reversing taxable temporary differences and the availability of tax planning strategies, coupled with
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

management’s forecast of future domestic earnings, provided sufficient positive evidence that outweighed the negative evidence. The Company therefore determined that it was more likely than not that its deferred tax asset as of December 31, 2007 and December 31, 2006 relating to its domestic net operating loss carryforward would be realized.
Note 15. Commitments and Contingencies
Legal Contingencies, page 108
6. We note an internal investigation conducted by the Company revealed that certain employees engaged in inappropriate activity that was inconsistent with the Company’s revenue recognition policy for certain transactions. Please explain further these activities and provide additional details with regards to your remediation plans. In addition, tell us how you considered these activities when assessing the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting. In this regard, tell us whether you considered these activities to be significant deficiencies or material weaknesses in your controls and tell us specifically how you considered the guidance in paragraphs 8 to 10 of PCAOB Auditing Standard No. 2 in your determination.
In February 2008, in response to allegations in an amended complaint filed in connection with two putative federal securities law class actions filed against the Company in the United States District Court for the District of Connecticut (the “Amended Complaint”), the Audit Committee of the Company’s Board of Directors initiated an investigation and engaged Wilmer, Cutler, Pickering Hale and Dorr LLP as independent outside legal counsel to assist therewith. The Amended Complaint alleges, among other things, that certain statements in the Company’s public filings were materially false and misleading because (1) they misrepresented the size of our online panel and (2) they failed to disclose that the Company was engaged in improper accounting practices.1
The Audit Committee’s investigation was completed in March 2008 and it did not reveal any evidence that the Company had misrepresented the size of our online panel. However, the investigation did reveal evidence that certain Company employees engaged in inappropriate activity described below that was inconsistent with the Company’s revenue recognition policies for certain transactions. The investigation did not reveal any evidence that this activity was known to the Company’s Chief Executive Officer or Chief Financial Officer. This activity resulted in accounting errors that affected the Company’s previously reported financial statements. We quantified the impact of these errors on our previously reported financial statements and concluded that such errors misstated net income by less than 1% for each of the three years ending December 31, 2005, 2006 and 2007 respectively. In addition, the effect of such errors on the quarterly periods presented

[1]	On May 7, 2008, the Company and the individual defendants reached an agreement in principle to settle the class action lawsuit in the matter entitled Plumbers & Pipefitters Local Union No. 630 Pension Annuity Trust v. Greenfield Online, Inc., et al. Docket No. 07-cv-1118 (VLB). The Company has determined that it is beneficial to enter into the proposed settlement in order to avoid costly and time consuming litigation. The terms of the settlement, which contain no admission of any liability or wrongdoing on the part of any defendant, are subject to the completion of confirmatory discovery by plaintiffs’ counsel, the negotiation of definitive documentation and approval by the court, and includes a cash payment by the Company of $4 million that is expected to be made to the plaintiffs during 2008. The Company anticipates that one-half of the settlement payment will be funded by insurance proceeds.
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

was immaterial. The Company concluded such errors were inconsequential to such annual financial statements.
The investigation revealed that the errors that were concentrated in the first half of 2005 and, were inconsistent with the Company’s policies and caused the Company to improperly recognize revenue primarily in the following circumstances:
•	In certain instances on partial satisfaction of certain Internet survey solution contract where multiple deliverables were not clearly or properly defined in the contract and/or the contract did not appear to have been properly amended during the course of the survey project to establish multiple deliverables;

•	In certain instances where survey data was delivered to clients prior to final quality assurance processing; and

•	In certain instances on delivery of incomplete survey data or survey data that was missing elements;
In addition to our existing policies and procedures, we have established and are currently implementing a Remediation Plan that, among other things:
•	Clarifies revenue recognition policies and controls with regard to internet survey solutions contracts that are amended to establish multiple deliverables after work has commenced;

•	Clarifies revenue recognition policies and controls with regard to contracts originally drafted with multiple deliverables;

•	Clarifies revenue recognition policies and controls with respect to quality assurance and uniformity of data deliverables;

•	Requires training for sales, operations and accounting personnel in contract origination and contract management in connection with multiple deliverables;

•	Requires training for operations personnel with regard to quality assurance processing and uniformity of data deliverables;

•	Establishes an Internal Audit function; and,

•	Undertakes other personnel remediation that included Company employees that the investigation found engaged in inappropriate activities, including leadership training, economic and other employment related actions, including separation from service.
As of the date of this letter, the Company has completed or commenced all of the steps noted above, with the exception of Establishment of an Internal Audit function. This is anticipated to be undertaken in the near future.
Internal Control Considerations
In connection with the forgoing activity, we assessed the effectiveness of our internal controls over financial reporting in accordance with Auditing Standard No. 5. From an internal control perspective, the Company considered the activities described above and concluded that in regard to our controls relating to revenue recognition, control deficiencies existed that aggregated to a significant deficiency because they were important enough to merit attention by those responsible for oversight of the Company’s financial reporting.
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

These control deficiencies existed with respect to our revenue recognition process in cases where partial revenue was recognized on contracts where multiple deliverables were not properly defined in the contract, or where contracts did not appear to have been properly amended to establish multiple deliverables after project initiation. The Company concluded that the foregoing deficiencies, considered individually and in the aggregate, do not to rise to the level of a material weakness because there was not a reasonable possibility that the errors occasioned by these deficiencies would result in a material misstatement of the Company’s annual or interim financial statements because:
•	Internet survey solutions projects generally represent immaterial revenue on an individual basis (averaging $8,000);

•	Internet survey solutions projects have a short duration (ranging from a few days to two weeks); and

•	The deficiencies were found primarily in the partial recognition of revenue in contracts where multiple deliverables were not properly defined or did not appear to have been properly amended to establish multiple deliverables, and, projects with multiple deliverables represent a minor sub-set of all projects delivered in a period.
Based on the foregoing analysis, the Company has concluded that the control deficiencies identified as a result of the Audit Committee investigation are not “material” and therefore do not necessitate the restatement of previously-issued financial statements for any of the periods examined, nor do they necessitate any modification or amendment to management’s certifications with respect to such previously-issued financial statements. Furthermore, the Audit Committee and management have determined that there are no “indicators” of the presence of a material weakness in internal control over financial reporting listed by the SEC in its interpretive guidance relating to internal control over financial reporting (Release No. 33-8810).
The Company hereby acknowledges to the Staff the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897

We respectfully request that the Staff advise the undersigned at (203) 834-8585 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letter satisfy the Staff’s review.
Very truly yours,
Greenfield Online, Inc.

By	/s/ Robert E. Bies
Executive Vice President and Chief Financial Officer

cc:	Melissa Feider, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Greenfield Online, Inc. 21 River Road, Wilton, CT 06897